UHLMANN PRICE SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**
 MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Uhlmann Price Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5202 Old Orchard Road, Suite 250
(No. and Street)

Skokie	**IL**	**60077**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alan Konn	**312-264-4340**	**akonn@upsecurities.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, P.A.
(Name – if individual, state last, first, and middle name)

100 E Sybelia	**Maitland**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

 1839
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Alan Konn_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Uhlmann Price Securities, LLC_____, as of ___December 31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Managing Member

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

UHLMANN PRICE SECURITIES, L.L.C.

TABLE OF CONTENTS

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Uhlmann Price Securities, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Uhlmann Price Securities, L.L.C. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Uhlmann Price Securities, L.L.C. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Uhlmann Price Securities, L.L.C.'s management. Our responsibility is to express an opinion on Uhlmann Price Securities, L.L.C.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Uhlmann Price Securities, L.L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, P.A.

We have served as Uhlmann Price Securities, L.L.C.'s auditor since 2023.

Maitland, Florida

March 26, 2026

UHLMANN PRICE SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION

ASSETS

Cash and cash equivalents	$	837,190
Deposit with clearing broker		75,000
Receivables:		
Commissions		912,957
Due from employees and affiliates (Note 3)		27,906
Furniture and equipment, at cost, net of accumulated depreciation		
of $61,851		27,758
Operating lease-right of use assets (Note 3)		338,743
Other assets		184,647
	$	**2,404,201**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	175,242
Operating lease liabilities (Note 3)		359,891
Finance lease payable		30,889
Commissions and salaries payable		880,240
Due to employees (Note 3)		7,653
Total liabilities		1,453,915

COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)

MEMBER'S EQUITY (Note 2)		950,286
	$	**2,404,201**

The accompanying notes are an integral part of this statement.

4

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Uhlmann Price Securities, L.L.C. (the "Company") a limited liability company, was organized in the State of Illinois on February 19, 1997, and operates as a securities broker-dealer. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company earns revenues from the sale of securities and acts as a selling agent for public and private commodity pools.

Effective December 31, 2017, UPS Holdings, L.L.C. (UPSH), a limited liability company purchased 100% of the membership interests in the Company from Price Holdings, Inc., the Company's sole owner. Effective January 1, 2018, UPSH sold a 1% interest in the Company to JBAK Holdings L.L.C. (JBAK). The principals of UPSH and JBAK are James Baer and Alan Konn, both of whom are officers of the Company.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 1 -ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Credit Losses

The Company recognizes an allowance for credit losses in accordance with Financial Instruments - Credit Losses (ASC 326). ASC 326 requires immediate recognition of expected credit losses for certain financial assets and off-balance sheet commitments, including trade and other receivables, loans and commitments and other financial assets held at amortized cost at the reporting date, to be measured based on historical experience, current conditions, and reasonable and supportable forecasts.

As of December 31, 2025, the Company had receivables of $940,863 and recognized no expected credit losses.

Depreciation and Amortization

Furniture and computer equipment are recorded at cost and the Company provides for depreciation of furniture and computer equipment on a straight-line method based on the estimated useful lives of the assets or the lease term for finance leases.

Income Taxes

The Company is an Illinois limited liability company and is not subject to federal income tax. The Company's members are required to file federal and state income tax returns recognizing their allocable portion of the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2022. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2025.

NOTE 1 -ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Segment Reporting

The Company is engaged in a single line of business as an introducing broker-dealer. The chief operating decision maker ("CODM") role is fulfilled by James Baer and Alan Konn, the Company's Managing Members. The CODM uses net income to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to retain capital or make distributions to members. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

NOTE 2 -NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2025, the Company had net capital and net capital requirements of $615,584 and $74,345, respectively.

The Company's net capital ratio (aggregate indebtedness to net capital) was 1.8116 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company adopted the new guidance for leases under FASB Accounting Standards Update 2016-02, Leases (Topic 842) prospectively effective January 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liability is shown as finance lease payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

NOTE 3 -COMMITMENTS AND RELATED PARTY TRANSACTIONS *(continued)*

For short-term leases, defined as a lease term of twelve months or less, the Company can elect not to apply the recognition requirements and recognize lease payments in the statement of operations on a straight-line basis and recognize variable lease payments, if any, as they are incurred. The Company elected not to apply the recognition requirements to leases classified as short term.

The Company has both operating leases and finance leases for office space and computer equipment. These leases have remaining terms ranging from eighteen months to twenty-three months and do not contain options to either extend or terminate the leases.

The components of lease expense for the year ended December 31, 2025, were as follows:

Operating lease costs:	
Amortization of right-of-use assets	187,490
Interest on operating lease liabilities	18,019
Total operating lease costs	$ 205,509
Finance Lease Costs	
Interest on Finance Leases	$ 4,140

Supplemental Statement of Financial Condition at December 31, 2025, relating to leases was as follows:

Operating Leases:	
Right of use assets	$ 634,132
Accumulated amortization	295,389
Right of use assets, net	$ 338,743
Operating lease liabilities	$ 359,891
Finance Leases:	
Property and equipment, at cost	$ 87,135
Accumulated depreciation	59,542
Property and equipment, net	$ 27,593

NOTE 3 -COMMITMENTS AND RELATED PARTY TRANSACTIONS (continued)

Weighted Average Remaining Lease Term

Operating leases	1.7214 years
Finance lease	1.58 years

Weighted Average Discount

Operating leases	4.01%
Finance lease	10.13%

Year	Operating Leases	Finance Leases
2026	$ 201,313	22,283
2027	171,691	11,142
Total Lease Payments	373,004	33,425
Less:Amount Representing Interest	(13,112)	(2,536)
	$ 359,892	$ 30,889

For the year ended December 31, 2025, the Company maintained a month-to-month sublease for office space both with an unrelated party. The Company earned approximately $26,400 in rental income from the sub-lease. This amount is included in occupancy and equipment costs in the statement of operations.

The Company had payables to officers of the Company in the amount of $8,930 and receivables from affiliated entities in the amount of $250 at December 31, 2025. In addition, at December 31, 2025, the Company had receivables from officers and employees of the Company in the amount of $27,656 for expenses paid on their behalf.

The Company earns commissions and fees from the sale of interests in affiliated commodity pools and alternative investments. For the year ended December 31, 2025, the Company earned approximately $44,161 in commissions and fees from these affiliated commodity pools and alternative investments, and at December 31, 2025, had a receivable from these commodity pools and alternative investments of $593.

The Company has been named as a defendant in a class action suit along with 70 other brokers as a selling agent for an investment product that sustained a decrease in value. In this matter, the amount of compensatory damages is to be determined at trial and the trial has not yet commenced. Although the outcome is uncertain at this time, the Company strongly disputes the claim. Any potential financial exposure under the class action suit is expected to be limited to the Company's insurance deductible.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND UNCERTAINTIES

A complaint for patent infringement was filed against the Company on December 17, 2025. The complainant is a non-practicing entity that does not use the technologies claimed in its patents. They acquire patents from other companies for the sole purpose of asserting patent infringement. The Company deemed the case to be without merit but was advised by legal counsel that the cost to settle the matter would likely be less than the cost to fight the claim, even assuming a successful outcome. A settlement agreement was reached after year-end. The total amount to settle this matter, including legal fees, was $30,000. This amount is included in the financial statements as an accrued liability.

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, deposit with clearing broker, receivables, accounts payable and accrued expenses, commissions and salaries payable and due to affiliates and employees are carried at amounts that approximate fair value due to the short-term nature of the instruments.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, deposit with clearing broker, receivables, accounts payable and accrued expenses, commissions and salaries payable and due to affiliates and employees are carried at amounts that approximate fair value due to the short-term nature of the instruments.

The Company also maintains its cash balances at Northern Trust, which at times may exceed federally insured limits. As of December 31, 2025, the Company had no funds in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 5 – FAIR VALUE MEASUREMENTS

FASB ASC 820, *Fair value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the Inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date

NOTE 5 – FAIR VALUE MEASUREMENTS (continued)

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 - inputs to the valuation methodology are:
- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk. There were no transfers in or out of Levels 1, 2 or 3 during the year ending December 31, 2025.

Investments as measured at fair *value* on a recurring basis by input type consisted of the following at December 31, 2025:

Fair Value Measurement

	Level 1	Level 2	Level 3	Total
Money Market	763,356	-	-	763,356

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.